EFES

File: 082-04144

RECEIVED JUN 08 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 209

June 6, 2005

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

05008823

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the meeting minutes of Annual Ordinary General Assembly that was held on 16th May 2005 and list of attendance of shareholders.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED JUN 13 2005 THOMSON FINANCIAL

dlw 6/13

**MINUTES OF THE ANNUAL ORDINARY GENERAL MEETING
OF SHAREHOLDERS OF ANADOLU EFES
BİRACILIK VE MALT SANAYİ ANONİM ŞİRKETİ
HELD ON MONDAY, 16 MAY 2005, 14:00**

The Meeting was held at "Esentepe Mah. Anadolu Cad. No:3 Kartal/ISTANBUL" on the date and at the time shown above, which meeting was attended by Mr. Fevzi ÜLKER, the Representative of the Ministry of Industry and Trade, duly appointed under letter no. 27314 dated 13 May 2005 of the Istanbul Province Directorate of Industry and Trade.

It was confirmed that the date, time, place and agenda of the meeting was announced on issue no. 6293 of 29 April 2005 of the Turkish Trade Registry Journal, and on page 7 of the issue dated 29 April 2005 of the Akşam Newspaper published nationwide in Turkey, as well as page 5 of the issue dated 29 April 2005 of the Tercüman Newspaper published in Istanbul.

According to the List of Attendance it was ascertained that a total number of shares of 62,013,381,795 (Sixtytwobillionthirteenmillionthreehundredand-eightyonethousandsevenhundredandninetyfive) were present at the meeting, of which 62,006,560,972 (Sixtytwobillionsixmillionfivehundredandsixtythousand-ninehundredandseventytwo) in person, and 6,820,823 (Sixmillioneight-hundredandtwentythousandeighthundredandtwentythree) by proxy, from the total number of shares of the company which is 112,867,818,269 (Hundredandtwelvebillioneighthundredandsixtysevenmillioneighthundredand-eighteenthousandtwohundredandsixtynine) shares constituting the share capital of the Company of TL 112,867,818,269,000 (Hundredandtwelvetrillioneighthundredandsixtysevenbillioneighthundredand-eighteenmilliontwohundredandsixtyninethousand Turkish Lira), whereupon the quorum for meeting was reached.

The Representative of the Ministry of Industry and Trade pronounced the meeting to be admissible. The deliberation of the agenda items was proceeded with.

1. Mr. ALİ ŞANAL was proposed as the candidate for the Chairman of the Meeting, Messrs. AYŞE GÜNDÜZ and M. HURŞİT ZORLU for the Collectors of Votes, and Ms. MİNE ÇEVİK for the Secretary. The proposal was voted and unanimously adopted.

   It was proposed and unanimously approved that the minutes and of the meeting be signed by the Chairman's Board on behalf of the General Meeting.

2. The Business Report of the Board of Directors, Board of Auditors' Report, and the Report of the Independent Auditors for the calendar year of 2004 were read out. Nobody asked for permission to talk.

   The Balance Sheet as of 31 December 2004, and the Income Statement for the period of 01 January 2004 to 31 December 2004 prepared in accordance with International Financial Reporting Standards (IFRS) as per Capital Markets Board (CMB) regulations were read out; deliberated and clarified. The proposal of the Board of Directors regarding the distribution of profit was adopted, and it was resolved unanimously that, in order to realise a distribution of gross cash dividends of 85% based on the paid-in capital and accordingly payment of gross 850 TL cash dividends per each share of 1,000 TL nominal value totaling a gross dividend of

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

TL 95,945,295,528,650 (Ninetyfivetrillionninehundredandfortyfivebilliontwohundredandninety-fivemillionfivehundredandtwentyeightthousandsixhundredandfifty Turkish Lira); as well as to pay usufruct shareholders TL 1,648,347,306,641 and the members of the Board of Directors TL 4,038,450,901,269 profit share in accordance with article 62 of the Articles of Association; for the said dividend distribution, gross dividend to be paid as net amount without tax deduction to full corporate taxpayers in Turkey and limited corporate tax payers who receive dividends through an established business or a representative office in Turkey and other shareholders to be paid dividends after 10% tax deduction as per Income Tax Law Article No. 94/6-b and Corporate Tax General Communiqué No:18; the net profit remaining after deduction of the legal obligations be applied to the extraordinary reserves; and the distribution of profit be commenced as of 30 May 2005; as well as the reports, the balance sheet and income statement as well as the distribution of profit be approved.

3. The release of each of the Directors for their activities during the calendar year of 2004 was individually voted. The meeting resolved to release each of the Directors from their duties unanimously by the remaining shareholders attending the meeting (provided that no individual Director participates in the voting concerning himself). Release of the Auditors for their activities during the year of 2004 were proposed for voting, and approved unanimously.

4. It was proposed that (13) directors be elected in place of those whose term was over. Mr. KAMİL YAZICI, Mr. İZZET ÖZİLHAN, Mr. TUNÇAY ÖZİLHAN, Mr. SÜLEYMAN VEHBİ YAZICI, Mr. İBRAHİM YAZICI, Ms. TÜLAY AKSOY, Ms. GÜLTEN YAZICI, Ms. HÜLYA ELMALIOĞLU, Mr. NAİL ÖZKARDEŞ, Mr. AHMET MUHTAR KENT (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. ALİ ZÜLFÜ TİGREL (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. METİN TOKPINAR (on behalf of Anadolu Endüstri Holding A.Ş.), Mr. ALİ ŞANAL (on behalf of Anadolu Endüstri Holding A.Ş.) were proposed as the candidates. The proposal was voted. It was adopted unanimously that the candidates be elected as the Directors for a term of one year, and the Directors receive no remuneration for this term.

5. It was proposed that Messrs. MUSTAFA UYSAL and ALİ BAKİ USTA be elected as the Auditors for a term of (1) year in place of those Auditors whose term was over. The proposal was voted, and unanimously approved. It was also proposed, voted, and unanimously approved that the Auditors be paid YTL 2,200 annually.

6. Information on the donations amounting to TL 6,757,826,250,000 made by the Company in 2004 was provided to the shareholders.

7. A proposal was made that the Directors be authorized in accordance with Section 334 and 335 of the Turkish Commercial Code. The proposal was adopted by majority of votes consisting of 62,009,519,825 affirmative against rejection votes of 3,816,381 of EMERGING MARKETS GROWTH FUND INC. and 45,589 of CAPITOL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX EXEMPT TRUSTS.

8. It was proposed that the independent accounting firm Güney Serbest Muhasebecilik Mali Müşavirlik A.Ş. be appointed for the audit of the accounts and transactions for the fiscal year 2004 by virtue of article 14 of the regulation on Independent External Audits of Capital Market published by the Capital Market Board. The proposal was voted and approved unanimously.

9. At the closing, some of the representatives of foreign shareholders stated as their wish that they were not in favor of the donations made as per article 62 of the Articles of Association.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

As the Agenda contained no further issues to be deliberated, the meeting was closed.

Signed:
Fevzi Ülker
Representative of the
Ministry of Industry and Trade

Signed:
Ali ŞANAL
The Chairman
of Meeting

Signed:
Ayşe Gündüz &
M. Hurşit Zorlu
Vote Collectors

Signed:
Mine Çevik
Meeting
Secretary

SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH. D.C. 209 SECTION

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

ORDINARY GENERAL ASSEMBLY OF ANADOLU EFES BİRACILIK VE MAT SANAYİİ A.Ş. DATED 16.05.2005

LIST OF ATTENDANCE OF SHAREHOLDERS

SHAREHOLDER'S NAME / SURNAME TITLE AND ADDRESS	AMOUNT OF CAPITAL (TL.)	NUMBER OF SHARES	REPRESENTATION IN PERSON BY PROXY	REPRESENTATIVE NAME / SURNAME	SIGNATURE
1. YAZICILAR HOLDİNG A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 81120 İçerenköy / İSTANBUL	33.600.942.747.000	33.600.942.747	IN PERSON	ALİ ŞANAL	....
2. ÖZİLHAN SINAİ YATIRIM A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 81120 İçerenköy / İSTANBUL	19.553.077.246.000	19.553.077.246	IN PERSON	AHMET BOYACIOĞLU	....
3. ANADOLU ENDÜSTRİ HOLDİNG A.Ş. Ankara Asfaltı Üzeri PTT Hastanesi Yanı Umut Sokak 81120 İçerenköy / İSTANBUL	8.852.540.978.000	8.852.540.978	IN PERSON	S. SERDAR BÖLÜKBAŞI	....
4. EMERGING MARKETS GROWTH FUND INC 333 South Hope Street, Los Angeles, CA 90071, USA	3.816.381.000	3.816.381	BY PROXY	CEMALETTİN KEMENT	....
5. JP MORGAN BANK AS TRUSTE FOR THE GENERAL MOTORS EMPLOYEES GLOBAL GROUP PENSION TRUST 4 Chase Metrotech Center Brooklyn New York 11245 USA	378.312.000	378.312	BY PROXY	CEMALETTİN KEMENT	....
6. NEW YORK STATE COMMON RETIREMENT FUND Alfred Smith State Albany, Newyork NY 12236 USA	40.000.000	40.000	BY PROXY	CEMALETTİN KEMENT	....
7. GENESIS EMERGING MARKETS FUND LTD Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey, CHANNEL ISLANDS	252.736.000	252.736	BY PROXY	CEMALETTİN KEMENT	....
8. JPMLSA GENESIS EMERGING MARKETS INV. CO 5 Rue Plaetıs L2338 LUXEMBOURG 5015	579.607.000	579.607	BY PROXY	CEMALETTİN KEMENT	....
9. STICHTING PENSIOENFONDS ABP Po Box 2889 Heerlen 6401 DJ NETHERLANDS	654.324.000	654.324	BY PROXY	CEMALETTİN KEMENT	....
10. T. ROWE PRICE INTERNATIONAL FUND, INC. T. ROWE PRICE EMERGING MARKETS STOCK FUND 100 EAST PRATT STREET BALTIMORE, MARYLAND 21202, USA	130.800.000	130.800	BY PROXY	CEMALETTİN KEMENT	....
11. T ROWE PRICE TRUST COMPANY INTERNATIONAL COMMON TRUST FUND 100 East Pratt Street BALTIMORE MD 21202, USA	263.000.000	263.000	BY PROXY	CEMALETTİN KEMENT	....
12. T ROWE PRI INTERNATIONAL FUNDS INC, T ROWE PRICE EMERGING EUROPE & MEDITERRANEAN FUND 100 East Prat Street	134.000.000	134.000	BY PROXY	CEMALETTİN KEMENT	....

BALTIMORE MD USA 21202					
T ROWE PRICE FUND SICAV 5, Rue Plaetıs L-2338 LUXEMBOURG	26.800.000	26.800	BY PROXY	CEMALETTİN KEMENT	....
T ROWE PRICE INSTITUTIONAL INTERNATIONAL FUND, INC- T ROWE PRICE INSTITUTIONAL EMERGING MARKETS EQUITY FUND 100 East Pratt Street BALTIMORE MARLYAND 21202 USA	10.200.000	10.200	BY PROXY	CEMALETTİN KEMENT	....
CAPITOL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX EXEMPT TRUSTS Capital Guardian Trust Company 333 South Hope Street, 55th Floor Los Angeles, California 90071-1448	45.589.000	45.589	BY PROXY	CEMALETTİN KEMENT	....
BBH/THE MASTER TRUST BANK OF JAPAN LTD.RE MTBC400035147 40 Water Street, Boston, MA 02109 3661	49.876.000	49.876	BY PROXY	NUR SÜMEN	....
BOSTON SAFE DEPOSIT AND TRUST COMPANY / CENTRAL STATES SOUTHEAST & SOUTHWEST AREAS PENSION FUND 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	13.101.000	13.101	BY PROXY	NUR SÜMEN	....
BOSTON SAFE DEPOSIT AND TRUST COMPANY/ PENSION RESERVERS INVESTMENT MANAGEMENT TRUST 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	10.576.000	10.576	BY PROXY	NUR SÜMEN	....
BOSTON SAFE DEPOSIT AND TRUST COMPANY/ STATE OF WISCONSIN INV BOARD 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	63.429.000	63.429	BY PROXY	NUR SÜMEN	....
BOSTON SAFE DEPOSIT AND TRUST COMPANY / SO CAL ED NUC FC QA CPUC DC MS 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	9.841.000	9.841	BY PROXY	NUR SÜMEN	....
BOSTON SAFE DEPOSIT AND TRUST COMPANY / THE COSMOPOLITAN INVESTMENT FUND 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	7.600.000	7.600	BY PROXY	NUR SÜMEN	....
BOSTON SAFE DEPOSIT AND TRUST COMPANY / THE GLOBAL INVESTMENT FUND C/O MIDLAND BANK TR CORP LTD. 525 William Penn Place, Room 3418 Pittsburgh, PENNSYLVANIA	1.400.000	1.400	BY PROXY	NUR SÜMEN	....
BBH/MERRILL LYNCH GLOBAL SELECTS PORTFOLIOS PLC/EMERGING MARKET EQUITY PORTFOLIO 40 Water Street, Boston MA 02109 3661	59.897.000	59.897	BY PROXY	NUR SÜMEN	....
BONY/JOHN LEWIS PARTNERSIP PENSIONS TRUST	8.226.000	8.226	BY PROXY	NUR SÜMEN	....

One Wall Street, New York, NY 10286					
25. CITIBANK / COLONIAL FIRST STATE INVESTMENT LIMITED 111 Wall Street, 24th Floor New York, NY 10005	265.116.000	265.116	BY PROXY	NUR SÜMEN	....
26. KAMİL YAZICI	1.000	1	BY PROXY	ALİ ŞANAL	....
27. İZZET ÖZİLHAN	1.000	1	BY PROXY	AHMET BOYACIOĞLU	....
28. TUNÇAY ÖZİLHAN	1.000	1	BY PROXY	AHMET BOYACIOĞLU	....
29. SÜLEYMAN VEHBİ YAZICI	1.000	1	BY PROXY	ALİ ŞANAL	....
30. İBRAHİM YAZICI	1.000	1	BY PROXY	ALİ ŞANAL	....
31. TÜLAY AKSOY	1.000	1	BY PROXY	AHMET BOYACIOĞLU	....
32. GÜLTEN YAZICI	1.000	1	BY PROXY	ALİ ŞANAL	....
33. NAİL ÖZKARDEŞ	1.000	1	BY PROXY	AHMET BOYACIOĞLU	....
34. ALİ ŞANAL	1.000	1	IN PERSON	ALİ ŞANAL	....
35. HÜLYA ELMALIOĞLU	1.000	1	BY PROXY	ALİ ŞANAL	....
36. METİN TOKPINAR	1.000	1	BY PROXY	ALİ ŞANAL	....
37. ALİ ZÜLFÜ TİGREL	1.000	1	BY PROXY	AHMET BOYACIOĞLU	....
38. AHMET MUHTAR KENT	1.000	1	BY PROXY	AHMET BOYACIOĞLU	....

REPRESENTATIVE OF THE
MINISTRY OF INDUSTRY AND TRADE
FEVZİ ÜLKER

CHAIRMAN OF THE MEETING
ALİ ŞANAL

VOTE COLLECTORS
AYŞE GÜNDÜZ - HURŞİT ZORLU

MEETING SECRETARY
S. MİNE ÇEVİK

COMPANY CAPITAL	:	112.876.818.269.000 TL.
TOTAL NUMBER OF SHARES	:	112.876.818.269
MINIMUM MEETING QUORUM	:	28.219.204.567
ACTUAL MEETING QUORUM	:	62.013.381.795
IN PERSON	:	62.006.560.972
BY PROXY	:	6.820.823

SHAREHOLDING AND CAPITAL STRUCTURE OF THE COMPANY WHICH IS SHOWN IN THE LIST OF ATTENDANCE OF SHAREHOLDERS IS IN COMPLIANCE WITH THE COMPANY SHARE LEDGER.

BOARD OF DIRECTORS